UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Sundance Energy Australia Limited

(Exact name of registrant as specified in its charter)

Australia	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

633 17th Street, Suite 1950

Denver, CO 80202

Tel:  (303) 543-5700

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class be to be so registered	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing 100 Ordinary Shares	The NASDAQ Stock Market LLC
Ordinary Shares, no par value	The NASDAQ Stock Market LLC*

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  None

Securities to be registered pursuant to Section 12(g) of the Act:  None

*  Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares represent Ordinary Shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6.

ITEM 1.      DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

American Depositary Receipts

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs, pursuant to a deposit agreement that was filed as an exhibit to the Form F-6 filed by Sundance Energy Australia Limited (“we”, “us”, “our” or the “Company”) with the Securities and Exchange Commission on August 22, 2016 (the “Deposit Agreement”). Each ADS will represent 100 ordinary shares (or a right to receive 100 ordinary shares) deposited with National Australia Bank Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

ADS holders may hold their ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name, or (ii) by having ADSs registered in their name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If an ADS holder holds their ADSs directly, they will be a registered ADS holder.  If an ADS is held indirectly, such holder must rely on the procedures of their broker or other financial institution to assert the rights of an ADS holder. Such holders should consult with your broker or financial institution to find out what those procedures are.

ADS holders will not be treated as one of the Company’s shareholders and will not have shareholder rights. The depositary will be the holder of the shares underlying ADSs. Only registered holders of ADSs will have ADS holder rights. The Deposit Agreements sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADRs, and Australian law and our Constitution governs shareholder rights.

Dividends and Other Distributions

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it receives after deducting its fees and expenses.  ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.  You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. In the alternative, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them upon our request. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date established by the depositary.  Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting with a sufficient amount of advance notice to withdraw the shares.

The depositary will attempt, as far as practical, subject to the laws of the Australia and of our Constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.  In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•             Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•             Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

From time to time, the depositary may make payments to the Company to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the Deposit Agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.  See “Australian Tax Considerations” below.

Amendment and Termination

We may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•                  are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•                  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

•                  are not liable if we or it exercises discretion permitted under the Deposit Agreement;

•                  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•                  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person; and

•                  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•                  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•                  when you owe money to pay fees, taxes and similar charges; and

•                  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Shareholder Communications; Inspection of Register of Holders of ADS

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADS.

We may from time to time request ADS holders to provide information as to the capacity in they own or owned ADSs and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest. Each ADS holder agrees to provide any information of that kind that is requested by us or the depositary. To the extent that provisions of or governing the deposited securities or the rules or regulations of any governmental authority or securities exchange or automated quotation system may require the disclosure of beneficial or other ownership of deposited securities, other shares and other securities to us or other persons and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the depositary has agreed to use its reasonable efforts to comply with our written instructions in respect of any such enforcement or limitation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. The discussion below is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular ADS holders in light of their individual investment circumstances, such as ADSs held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

ADS holders are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the ADSs. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include a “Temporary Budget Repair Levy” of 2% that applies in certain circumstances. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Tax on Sales or other Dispositions of Shares - Foreign Resident Capital Gains Withholding Tax

Provided that the sale of shares occur on an approved stock exchange such as The NASDAQ Stock Market LLC (“NASDAQ”) or the Australian Securities Exchange (“ASX”), the Non-Australian Shareholder should not be subject to foreign resident capital gains withholding tax in Australia.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on NASDAQ or the ASX at all relevant times and the shares do not represent 90% or more of all of the Company’s issued shares.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

ITEM 2.      EXHIBITS.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Sundance Energy Australia Limited

By:	/s/ ERIC P. MCCRADY
Name:	Eric P. McCrady
Title:	Chief Executive Officer

Dated: August 25, 2016